Exhibit 99.1

Termination Agreement

This termination agreement (this “Agreement”) has been entered into as of March 26, 2026 (“Effective Date”):

BETWEEN:

(1) ZHONGHUAN HONG KONG HOLDING LIMITED (Company Registration Number: 60564466), a company duly incorporated and validly existing under the laws of Hong Kong whose registered office is at 6/F MANULIFE PLACE, 348 KWUN TONG ROAD, KL, HONG KONG ("TZE”);

(2) MAXEON SOLAR PTE. LTD. (Company Registration Number: 202010491K), a company duly incorporated and validly existing under the laws of the Republic of Singapore whose registered office is at 1A International Business Park, #05-01, Singapore 609933 ("MSPL”); and

(3) LUMETECH PTE. LTD. (Company Registration Number: 202338705C), a company duly incorporated and validly existing under the laws of Singapore whose registered office is at 6 Raffles Quay, #14-02, Singapore 048580 (“Lumetech”).

(collectively, the "Parties" and each, a "Party").

RECITALS

WHEREAS, TZE, MSPL and Lumetech have entered into that certain Amended Bilateral Development Services Agreement (“BDSA”) dated September 17, 2025, pursuant to which TZE and MSPL by themselves or their Affiliates provided services to each other or their Affiliates to collaborate on research and development.

WHEREAS, following a review of collaboration efforts of the parties and performance under the Amended BDSA, the Parties have mutually agreed to discontinue the Collaboration and terminate the BDSA on the terms set out in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.
DEFINITIONS

In this Agreement:

1.1
“Affiliate” of a Party means any entity which (directly or indirectly) is controlled by, controls or is under common control with such Party. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a party

Exhibit 99.1

means possession of the power to direct or cause the direction of the management and policies of such entity (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). For the avoidance of doubt, for the purposes of this Agreement, TZE (and its Affiliates) and MSPL (and its Affiliates) shall not be considered or deemed to be Affiliates of each other, and Lumetech (and its Affiliates) and MSPL (and its Affiliates) shall not be considered or deemed to be Affiliates of each other.
1.2
“BDSA” has the meaning set out in the Recitals.
1.3
“BDSA IP” has the meaning set out in Section 2.1 of the Agreement.
1.4
“Confidential Information” means: (a) any confidential or proprietary information or materials included in the BDSA IP, (b) any information or materials that a Party discloses to the other Party in connection with the BDSA and/or this Agreement and that is designated by the disclosing Party as confidential or proprietary at the time of disclosure; or (c) any other information or materials disclosed by a Party to the other Party in connection with the BDSA and/or this Agreement that should reasonably be understood to be confidential by the receiving Party at the time of the disclosure.
1.5
“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any foreign or multinational jurisdiction, whether registered or unregistered: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions (“Patent(s)”), (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) Internet domain names, accounts with Facebook, LinkedIn, Twitter and similar social media platforms, registrations and related rights, (d) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (e) confidential and proprietary information and interim result, including trade secrets, invention disclosures, processes and know-how, (f) all discoveries, technical data, software, and deliverables, and (g) any other intellectual property rights.
1.6
“Foreground IP” has the meaning set out in the BDSA.
2.
ORIGINAL DEVELOPMENT
2.1
All Parties agree and confirm that there are certain Intellectual Property created or conceived under the BDSA on and prior to the Effective Date (“BDSA IP”) and the BDSA IP shall be deemed as a part of the Foreground IP (as defined in the BDSA) as of the Effective Date.

Exhibit 99.1

2.2
MSPL shall cooperate with TZE in identifying and providing a list that is existing and documented as of the Effective Date, based solely on documents, records, and materials in MSPL’s possession or control as of the Effective Date as soon as practicable and no later than 30 days from the Effective Date. For the avoidance of doubt, MSPL shall have no obligation to create, generate, reconstruct, verify, or supplement any information, materials, or Intellectual Property that is not already documented as of the Effective Date.
2.3
Notwithstanding Section 3 herein, the Parties agree that, as of the Effective Date, each of MSPL and TZE’s ownership and entitlements with respect to the BDSA IP shall be determined in accordance with Sections 5 (except Section 5.2(a)), 6 and 7 of the BDSA, which clauses shall survive the termination of the BDSA and continue in full force and effect insofar as they relate to the Foreground IP. For the avoidance of doubt, any references to the BDSA in this Section 3 refers to the rights and entitlements of TZE and MSPL over the BDSA IP inter se to the exclusion of any third parties, and nothing in this Agreement shall be deemed to create, expand, or modify the rights of any third party under this Agreement, the BDSA, or otherwise.
2.4
Each of MSPL and TZE shall, and shall use reasonable effort to, procure any Affiliate and/or necessary third party to, from time to time execute such documents and do all such acts and things as the other may reasonably require to give effect to this Section 2.
3.
TERMINATION AND WAIVER
3.1
Saving for as provided in Section 2 herein and Section 9.4 in the BDSA, TZE, MSPL and Lumetech each hereby irrevocably does the following:
(a)
releases and discharges the other Parties from all actions, causes of action, demands, liabilities, losses, damages or any other form of claim against the other Parties that occurred, accrued, or otherwise existed due to the BDSA;
(b)
waives all rights of themselves and discharge all the obligations of each other under the BDSA, including but not limited to the payment under Section 3.2, 3.3 and 3.4 therein; and
(c)
fully and finally terminates the BDSA as of the Effective Date, and agrees that the Parties are hereby released from further observance and performance of their obligations under the BDSA.
(d)
The release under this Section 3.1 shall be effective only upon full payment of the Termination Fee under Section 3.2.
3.2
TZE, MSPL and Lumetech agrees, as the consideration to the termination arrangement above, that TZE will pay MSPL a termination fee in the sum of US$ 2,520,000 (the “Termination Fee”) and such payment will be made within 5 Business Days after the Effective Date. Any amount not paid when due shall accrue interest at a rate of 8% per annum (or, if lower, the maximum rate permitted by applicable law), calculated on a daily basis from the due date until the date of actual payment.

Exhibit 99.1

3.3
The Parties acknowledge and agree that the mutual satisfaction of the obligations hereunder in this Section 3 and the full and final release and discharge of any and all rights, duties, claims and obligations arising out of or in connection with the BDSA pursuant to this Section 3 shall constitute good and sufficient consideration for this Agreement. Notwithstanding the foregoing, the effectiveness of the releases and waivers under Section 3.1 shall be conditional upon full payment of the Termination Fee in accordance with Section 3.2. Each Party further acknowledges that no additional consideration is required to render this Agreement binding and enforceable, and that the mutual covenants and undertakings set forth herein are adequate and sufficient consideration as a matter of law.
3.4
Each of the Parties hereto shall, and shall procure that any other necessary third parties shall, execute such documents and do such acts and things as may be desirable to give full effect to this Agreement.
4.
CONFIDENTIALITY
4.1
Confidentiality. The Party receiving any Confidential Information (“Receiving Party”) of the other Party, or its Affiliates, (“Disclosing Party”) shall keep all such Confidential Information in Receiving Party’s possession or reasonable control confidential and shall not disclose any such Confidential Information to any third party without the prior written consent of the Disclosing Party, other than the Receiving Party’s representatives who have a business need-to-know such Confidential Information. The Receiving Party shall exercise at least the same degree of care to safeguard the confidentiality of the Disclosing Party’s Confidential Information as it does to safeguard its own proprietary or confidential information of equal importance, but not less than a reasonable degree of care. The Receiving Party shall ensure, by instruction, contract, or otherwise with its representatives that such representatives comply with the provisions of this Section 4. The Receiving Party shall promptly notify the Disclosing Party in the event that the Receiving Party learns of any unauthorized use or disclosure of such Confidential Information by it or its representatives, and shall promptly take all actions necessary to correct and prevent such use or disclosure.
4.2
Exclusions. The confidentiality obligations in this Section 4 shall not apply to any Confidential Information which: (a) is or becomes generally available to and known by the public (other than as a result of a non-permitted disclosure or other wrongful act directly or indirectly by the Receiving Party); (b) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that the Receiving Party has no knowledge that such source was at the time of disclosure to the Receiving Party bound by a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party which was breached by the disclosure; (c) has been or is hereafter independently acquired or developed by the Receiving Party without reference to such Confidential Information and without otherwise violating any confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party; (d) was in the possession of the Receiving Party at the time of disclosure by the Disclosing Party without restriction as to confidentiality; or (e) is requested or required to be disclosed to a regulatory authority, court, judicial manager, or professional advisors, provided that the Receiving Party promptly notifies, to the extent practicable, the Disclosing Party in writing of such request or demand for disclosure so that the Disclosing Party, at its

Exhibit 99.1

sole expense, may seek to make such disclosure subject to an appropriate remedy to preserve the confidentiality of the Confidential Information.
5.
REPRESENTATIONS AND WARRANTIES
5.1
Each Party represents and warrants to others that:
(a)
Corporate Existence and Power. It has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its formation and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement.
(b)
Authorization and Enforceability. The execution and delivery of this Agreement by it and the carrying out by it of the transactions contemplated hereby have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with the terms of this Agreement, subject, as to enforceability of remedies, to limitations imposed by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.
(c)
No Conflict. It is not a party to any agreement or commitment, including applicable privacy policies, that would prevent it from granting the rights granted or intended to be granted to others under this Agreement or performing its obligations under this Agreement.
6.
MISCELLANEOUS
6.1
Substance. This Agreement will not be interpreted or construed to create an association, joint venture, or partnership among the Parties.
6.2
Tax. Each Party is responsible for bearing and paying any taxes incurred on their own in connection with the matters hereunder. In the event applicable law does not specify the Party liable to bear applicable taxes payable, TZE and MSPL shall bear such taxes equally. All payments due under this Agreement shall be made without any deduction or withholding, unless such deduction or withholding is required by any applicable law of any relevant government authority.
6.3
Governing Law. This Agreement shall be governed by the laws of Singapore, without regard to rules of conflicts of laws.
6.4
Dispute Resolution. The Parties shall seek to settle any dispute, controversy or claim arising from or in connection with this Agreement or the transaction documents through good faith negotiation. If within thirty (30) days after one Party notifies the others of any dispute in writing, the Parties fail to resolve such dispute through good faith negotiation, such dispute shall be settled through arbitration by the Singapore International Arbitration Centre (SIAC) under its latest version of rules of arbitration in force when the arbitration is initiated. The arbitration

Exhibit 99.1

award shall be final and binding on the Parties. The place of arbitration shall be Singapore. The arbitration proceedings shall be conducted in English by a panel of three arbitrators who are fluent in the English language. The Parties agree to select arbitrators in accordance with SIAC rules.
6.5
Assignment. This Agreement may not be assigned by either Party without the prior written consent of the others. Notwithstanding the foregoing, for the purpose of efficient Intellectual Property operation, TZE may assign part or all of this Agreement to its Affiliate without the prior written consent of MSPL, provided that TZE provides MSPL with written notice of any such assignment.
6.6
Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

[Signature page follows]

Exhibit 99.1

In Witness Whereof, the Parties have caused this Termination Agreement to be executed as of the Effective Date by their duly authorised representatives.

ZHONGHUAN HONG KONG HOLDING LIMITED By: /s/ Yang Fan Name: Yang Fan Title: Director

Exhibit 99.1

In Witness Whereof, the Parties have caused this Termination Agreement to be executed as of the Effective Date by their duly authorised representatives.

MAXEON SOLAR PTE. LTD. By: /s/ Dmitri Hu Name: Dmitri Hu Title: Chief Financial Officer

Exhibit 99.1

In Witness Whereof, the Parties have caused this Termination Agreement to be executed as of the Effective Date by their duly authorised representatives.

LUMETECH PTE. LTD. By: /s/ Yang Fan Name: Yang Fan Title: Director